UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 23, 2013

Cole Credit Property Trust II, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	000-51963	20-1676382
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2325 East Camelback Road, Suite 1100, Phoenix, Arizona 85016

(Address of principal executive offices)

(Zip Code)

(602) 778-8700

(Registrant’s telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

Determination of Estimated Per Share Value

In February 2009, the Financial Industry Regulatory Authority (“FINRA”) issued a notice to members informing broker dealers that sell shares of non-traded real estate investment trusts (“REITs”) that they may not report, in a customer account statement, an estimated value per share that is developed from data more than 18 months old. To assist broker dealers in complying with the FINRA notice, the board of directors (the “Board”) of Cole Credit Property Trust II, Inc. (the “Company,” “we” and “our”) established an estimated value of the Company’s common stock, as of January 23, 2013, of $9.45 per share. The estimated value per share will first appear on stockholder account statements for the month of January 2013.

Methodology

As previously announced in a Current Report on Form 8-K filed by the Company on January 22, 2013, the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Spirit Realty Capital, Inc. (“Spirit”), a publicly listed REIT. The Merger Agreement provides for the merger of Spirit with and into the Company, with the Company as the surviving corporation (the “Merger”). At the effective time of the Merger, Spirit stockholders will receive 1.9048 shares of the Company’s common stock for each share of Spirit common stock they own (equivalent to 0.525 Spirit shares for each Company share) and each share of Company common stock will remain an issued and outstanding share of the combined company. Upon the closing of the Merger, the combined company will list its shares on the New York Stock Exchange and trade under Spirit’s existing ticker SRC. In determining the estimated value of the Company’s shares, the Board primarily considered that the exchange ratio agreed to by the parties to the Merger was the result of arm’s length negotiations that occurred over a period of time leading up to the execution of the Merger Agreement. In making its determination, the Board also considered the recent trading history of Spirit’s common stock, and noted that the volume-weighted average price of Spirit’s common stock from December 24, 2012, the date of its inclusion in the Russell 2000 Index, through January 22, 2013, the date on which the Merger was announced (19 trading days), was $18.01 per share. The Board further noted that the product of multiplying this price by 0.525 (the implied exchange ratio for the Company common stock) results in an implied value of $9.45 per share of Company common stock. The Board determined to establish $9.45 as the estimated value of the Company’s common stock, as of January 23, 2013, for the sole purpose of assisting broker dealers in reporting an estimated value of the Company’s shares on their customer account statements. The Board is solely responsible for the establishment of the per share estimated value.

The previously reported estimated values of the Company’s common stock established by the Board are set forth below:

Estimated Value per Share	Effective Date of Valuation
$9.35	July 27, 2011
$8.05	June 22, 2010

Limitations of the Estimated Share Value

The Merger is subject to the approval of the Company’s stockholders and Spirit’s stockholders, as well as a number of other customary conditions, including the receipt of third party consents. Accordingly, there can be no assurance that the proposed Merger will be completed or that the implied value of the Company’s common stock at the closing of the Merger will be equal to $9.45 or, if the Merger is not completed, that the Company would be able to achieve the estimated value per share for its stockholders in another potential exit strategy.

There can be no assurance that the estimated share value, or the methodology relied upon by the Board to estimate the share value, will be found by any regulatory authority to comply with FINRA requirements, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or any other regulatory requirements.

The estimated value of the Company’s shares was determined by the Board as of January 23, 2013. Since the exchange ratio in the Merger is fixed, the implied value of the Company’s shares of common stock will fluctuate based on fluctuations in the value of Spirit’s shares of common stock prior to the closing of the Merger. For example, if the market price of Spirit’s common stock declines prior to the completion of the Merger, the implied value of the Company’s common stock will decrease.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, the Company expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and Spirit that also constitutes a prospectus of Spirit. The Company and Spirit also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by the Company and Spirit with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Spirit with the SEC will be available free of charge on Spirit’s website at www.spiritrealty.com or by directing a written request to Spirit Realty Capital, Inc., 16767 North Perimeter Drive, Suite 210, Scottsdale, Arizona 85260, Attention: Investor Relations. Copies of the documents filed by the Company with the SEC will be available free of charge by directing a written request to Cole Credit Property Trust II, Inc., 2325 East Camelback Road, Suite 1100, Phoenix, Arizona, 85016, Attention: Investor Relations.

Spirit and the Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Spirit’s executive officers and directors in Spirit’s final prospectus filed with the SEC on September 21, 2012. You can find information about the Company’s executive officers and directors in the Company’s definitive proxy statement filed with the SEC on April 13, 2012. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Spirit or the Company using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this Current Report on Form 8-K, other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements regarding the Merger and the ability to consummate the Merger. We intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “would,” “could,” “should,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the Securities and Exchange Commission. We make no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Current Report on Form 8-K, and we do not intend, and undertake no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 24, 2013	COLE CREDIT PROPERTY TRUST II, INC.

	By:	/s/ D. Kirk McAllaster, Jr.

	Name:	D. Kirk McAllaster, Jr.
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

4